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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 MAIL.COM, INC.
                                 --------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   560311 10 2
                                   -----------
                                 (CUSIP Number)

                             David W. Ambrosia, Esq.
                                 Mail.com, Inc.
                             11 Broadway, 6th Floor
                               New York, NY 10004
                            Tel. No.: (212) 425-4200

________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 23, 2000
                              --------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

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CUSIP NO. 560311 10 2             SCHEDULE 13D                 Page 2 of 8 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      George Abi Zeid
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
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                  7     SOLE VOTING POWER

                        18,776,176
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               18,776,176
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,776,176
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES**                                                     |X**|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      23.3%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Excludes up to 1,735,882 shares of Issuer Common Stock (as hereinafter defined) potentially issuable upon consummation of the acquisition described in Item 5(a) below.

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CUSIP NO. 560311 10 2             SCHEDULE 13D                 Page 3 of 8 Pages
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Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the "Issuer Common Stock"), of Mail.com, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11 Broadway, 6th Floor, New York, NY 10004.

Item 2. Identity and Background.

            (a)   Name of filing person:

                          George Abi Zeid (the "Reporting Person")

            (b)   Business Address:

                          Swift Telecommunications, Inc.
                          262 Glen Head Road
                          Glen Head, NY 11545

            (c)   Principal occupation:

                          President - International Operations
                          Swift Telecommunications, Inc., a Delaware corporation ("STI-DE")
                          262 Glen Head Road
                          Glen Head, NY 11545

                          Director
                          Mail.com, Inc.

            (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Citizenship:

                            United States of America

Item 3. Source and Amount of Funds or Other Consideration.

      Pursuant to an Agreement and Plan of Merger dated as of January 31, 2001 (the "Merger Agreement") by and among the Issuer, ML Acquisition Corp., a newly formed Delaware subsidiary of the Issuer ("Merger Sub"), Swift
Telecommunications, Inc., a New York corporation ("STI-NY") and the

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CUSIP NO. 560311 10 2             SCHEDULE 13D                 Page 4 of 8 Pages
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Reporting Person as the sole shareholder of STI-NY, STI-NY merged with and into
Merger Sub, with Merger Sub continuing as the surviving corporation and as a wholly-owned subsidiary of the Issuer (the "Merger"). Upon the Merger, Merger
Sub changed its name to Swift Telecommunications, Inc. The Reporting Person was the sole shareholder of STI-NY immediately before the Merger. Upon the consummation of the Merger, the Issuer issued 18,776,176 shares of Issuer Common Stock to the Reporting Person in payment of a portion of the merger consideration payable in exchange for the Reporting Person's shares of stock of STI-NY.

Item 4. Purpose of Transaction.

      The shares of Issuer Common Stock were issued to the Reporting Person in payment of a portion of the consideration payable pursuant to the Merger. Upon the Merger, the Issuer paid to the Reporting Person, as the sole shareholder of STI-NY, $835,294 in cash and issued an unsecured note for approximately $9.2 million and 18,776,176 shares of Issuer Common Stock as the purchase price for the acquisition of STI-NY. The Issuer also reimbursed the Reporting Person, as the sole shareholder of STI-NY, for a $1.5 million advance made to STI-NY, the proceeds of which were used to fund the balance of the cash portion of the purchase price for STI-NY's acquisition of EasyLink Services and certain other obligations to AT&T. Pursuant to the Merger Agreement, the Issuer will also pay additional consideration to the Reporting Person, as the sole shareholder of STI-NY, equal to the amount of the net proceeds, after satisfaction of certain liabilities of STI-NY and its subsidiaries, from the sale or liquidation of the assets of one of STI-NY's subsidiaries. The $9.2 million note issued as part of the Merger consideration will be payable in four equal semi-annual installments over two years and may be prepaid in whole or in part at any time and from time to time without payment of premium or penalty. The note will be non-interest bearing unless the Issuer fails to make a required payment within 30 days after the due date therefore. Thereafter, the note will bear interest at the rate of 10% per annum. The note also contains certain customary events of default.

      On January 31, 2001, STI-NY acquired the EasyLink Services business from AT&T Corp. Upon the closing of the acquisition by STI-NY of the EasyLink Services business, the Issuer advanced $14 million to STI-NY in the form of a loan, the proceeds of which were used to fund part of the cash portion of the purchase price to AT&T. Upon the closing of its acquisition of STI-NY on February 23, 2001, the Issuer assumed a $35 million note issued by STI-NY to AT&T. The $35 million note is secured by the assets of STI-NY, including the EasyLink Services business, and by the 18,776,176 shares of Issuer Common Stock held by the Reporting Person.

      As part of the transaction with STI-NY, the Issuer has also agreed to acquire Telecom International, Inc. (which is an affiliate of STI-NY and conducts business under the name "AlphaTel"). Upon consummation of the acquisition of Alpha-Tel, the Reporting Person will be entitled to receive up to approximately $76,500 in cash, a promissory note in the aggregate principal amount of up to approximately $841,000 and up to approximately 1.74 million shares of Issuer Common Stock as part of the consideration payable to the shareholders of Alpha-Tel. The acquisition of Alpha-Tel is subject to execution of definitive documentation, receipt of regulatory approvals and other customary conditions.

      Additionally, upon the closing of the STI-NY acquisition, the Reporting Person became a director of the Issuer, received the right to designate an observer to the Board of Directors of the Issuer and also entered into an employment agreement with the Issuer.

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CUSIP NO. 560311 10 2             SCHEDULE 13D                 Page 5 of 8 Pages
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Item 5. Interest in Securities of the Issuer.

            (a) The Reporting Person beneficially owns 18,776,176 shares of Issuer Common Stock constituting approximately 23.3% of the outstanding Issuer Common Stock. The 18,776,176 shares excludes 1,735,882 shares of Issuer Common Stock potentially issuable upon consummation of the acquisition of AlphaTel by the Issuer. See Item 4 above. This additional transaction is subject to execution of definitive documentation, receipt of regulatory approvals and other customary conditions.

            (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 18,776,176 shares of Issuer Common Stock.

            (c) See Items 3, 4 and 5(a).

            (d) The Reporting Person has pledged the 18,776,176 shares of Issuer Common Stock to AT&T Corp. to secure a promissory note in the original principal amount of $35 million issued by the Issuer in favor of AT&T. See
      Item 4 above.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except for (i) the Merger Agreement, (ii) the Pledge Agreement dated January 31, 2001 between the Reporting Person and AT&T (the "Pledge Agreement"),
(iii) the Letter Agreement dated January 31, 2001 between the Issuer and the Reporting Person relating to Telecom International, Inc. (the "Alpha-Tel Agreement") or (iv) the Amended and Restated Promissory Note dated January 31, 2001 in the original principal amount of $35 million issued by the Issuer and accepted by AT&T (collectively, the "Transaction Agreements"), the Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      The Issuer acquired STI-NY, and the Reporting Person acquired his interest in the Issuer, pursuant to the Merger Agreement. Pursuant to the Merger Agreement, the Reporting Person is entitled to resale registration rights with respect to the shares of Issuer Common Stock issued to him in the Merger pari passu with other senior executives of the Issuer and on the same terms and conditions granted to such executives.

      Under the Pledge Agreement, the Reporting Person pledged all of his shares of Issuer Common Stock received pursuant to the Merger to AT&T Corp. to secure the promissory note in the original principal amount of $35 million.

      Upon consummation of the acquisition of Alpha-Tel by the Issuer pursuant to the Alpha-Tel Agreement, the Reporting Person would be entitled to receive up to approximately 1.74 million shares of additional Issuer Common Stock.

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CUSIP NO. 560311 10 2             SCHEDULE 13D                 Page 2 of 8 Pages
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Item 7. Material to Be Filed as Exhibits.

      The following documents are filed as exhibits:

      1.   Power of Attorney dated March 1, 2001.

      2. Pledge Agreement dated January 31, 2001 between George Abi Zeid and AT&T Corp.

      3. Agreement and Plan of Merger by and among Mail.com, Inc., ML Acquisition Corp., Swift Telecommunications, Inc., a New York corporation ("STI-NY"),and George Abi Zeid, as sole shareholder of STI-NY dated as of January 31, 2001 (incorporated by reference to Exhibit 2.1 to Form 8K of Mail.com, Inc. filed on February 8, 2001).*

      4. Letter Agreement dated January 31, 2001 between Mail.com, Inc. and George Abi Zeid relating to Telecom International, Inc. (incorporated by reference to Exhibit 2.2 to Form 8K of Mail.com, Inc. filed on February 8, 2001)

      5. Amended and Restated Promissory Note dated January 31, 2001 in the original principal amount of $35 million issued by Mail.com, Inc. and accepted by AT&T Corp. (incorporated by reference to Exhibit
           99.1 to Form 8K of Mail.com, Inc. filed on February 8, 2001).*

      * Disclosure schedules and other attachments to the Merger Agreement and the $35 million note are omitted, but will be furnished supplementally to the Commission upon request.

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CUSIP NO. 560311 10 2             SCHEDULE 13D                 Page 7 of 8 Pages
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                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2001


                                                       *
                                            ------------------------------------
                                            George Abi Zeid


                                            * By /s/ David Ambrosia
                                                 -------------------------------
                                            David W. Ambrosia, Attorney-In-Fact
                                            For George Abi Zeid

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CUSIP NO. 560311 10 2             SCHEDULE 13D                 Page 8 of 8 Pages
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                                  Exhibit Index

      1.   Power of Attorney dated March 1, 2001.

      2. Pledge Agreement dated January 31, 2001 between George Abi Zeid and AT&T Corp.

      3. Agreement and Plan of Merger by and among Mail.com, Inc., ML Acquisition Corp., Swift Telecommunications, Inc., a New York corporation ("STI-NY"), and George Abi Zeid, as sole shareholder of STI-NY dated as of January 31, 2001 (incorporated by reference to Exhibit 2.1 to Form 8K of Mail.com, Inc. filed on February 8, 2001).*

      4. Letter Agreement dated January 31, 2001 between Mail.com, Inc. and George Abi Zeid relating to Telecom International, Inc. (incorporated by reference to Exhibit 2.2 to Form 8K of Mail.com, Inc. filed on February 8, 2001)

      5. Amended and Restated Promissory Note dated January 31, 2001 in the original principal amount of $35 million issued by Mail.com, Inc. and accepted by AT&T Corp. (incorporated by reference to Exhibit
           99.1 to Form 8K of Mail.com, Inc. filed on February 8, 2001).*

      * Disclosure schedules and other attachments to the Merger Agreement and the $35 million note are omitted, but will be furnished supplementally to the Commission upon request.